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                                                            Exhibit 99.A5U

MINNESOTA LIFE                      Policyholder Contribution Rider

Minnesota Life Insurance Company . 400 Robert Street North . St. Paul, Minnesota

55101-2098

GENERAL INFORMATION

This rider amends the group policy to which it is attached. This rider is subject to every term, condition, exclusion, limitation, and provision of the group policy unless otherwise expressly provided for herein.

WHAT DOES THIS RIDER PROVIDE?

This rider allows a policyholder to pay for a portion or all of the monthly charges under the policy without affecting the account value under the policy which may accumulate due to employee paid net premiums.

PREMIUMS
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HOW WILL PREMIUMS BE ALLOCATED?

The portion of the net premium paid by the policyholder which is to cover the charges designated by the policyholder will be paid through the guaranteed account. The remaining portion of the premium will be allocated to the guaranteed account and/or to the sub-accounts of the separate account, according to the allocation elected in the application for coverage, or as subsequently changed by the owner.

HOW WILL CHARGES BE ASSESSED AGAINST THE ACCOUNT VALUE?

The charges which are to be paid by the policyholder will be deducted from the guaranteed account value on the same day the policyholder paid premium designated to cover those charges is received. Any remaining charges to be assessed against the account value will be deducted on the certificate date and on each succeeding certificate monthly anniversary according to the terms set forth in the group policy to which this rider is attached.

TERMINATION
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This rider will terminate on the earlier of:

(1) the date the policyholder requests termination of this rider; and

(2) the date the group policy terminates.



Secretary          President

MHC-96-18701                                                   Minnesota Life  1